Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

Issued: October 24, 2013

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Postmedia Network Canada Corp. (the “Company”) and its subsidiary are the responsibility of management and have been approved by the Board of Directors of Postmedia Network Canada Corp.

Management is responsible for the preparation of these consolidated financial statements in conformity with International Financial Reporting Standards, the selection of accounting policies and making significant accounting estimates, assumptions and judgements. Management is also responsible for establishing and maintaining adequate internal control over financial reporting which includes those policies and procedures that provide reasonable assurance over the completeness, fairness and accuracy of the consolidated financial statements and other financial items.

The Board of Directors fulfills its responsibility for the consolidated financial statements principally through its Audit Committee, which is composed of independent external directors. The Audit Committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The Audit Committee meets with the Company’s management and external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, and formulates the appropriate recommendations to the Board of Directors. The auditor appointed by the shareholders has full access to the Audit Committee, with or without management being present.

The external auditors appointed by the Company’s shareholders, PricewaterhouseCoopers LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and express their opinion thereon. Those standards require that the audit is planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

Paul Godfrey	Doug Lamb
President and	Chief Financial Officer and
Chief Executive Officer	Executive Vice President

Toronto, Canada
October 24, 2013

October 24, 2013

Independent Auditor’s Report

To the Shareholders of
Postmedia Network Canada Corp.

We have audited the accompanying consolidated financial statements of Postmedia Network Canada Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at August 31, 2013 and August 31, 2012 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended August 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Postmedia Network Canada Corp. and its subsidiaries as at August 31, 2013 and August 31, 2012 and its financial performance and its cash flows for each of the three years in the period ended August 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
Winnipeg, Canada

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(In thousands of Canadian dollars, except per share amounts)

	2013	2012	2011

Revenues
Print advertising	445,547	514,987	573,920
Print circulation	195,899	209,177	219,296
Digital	91,606	89,076	87,050
Other	18,531	18,637	18,622
Total revenues	751,583	831,877	898,888
Expenses
Compensation	320,749	348,133	368,516
Newsprint	40,902	52,628	57,423
Distribution	107,905	123,872	126,825
Other operating	151,626	162,908	156,922
Operating income before depreciation, amortization, impairment and
restructuring (note 3)	130,401	144,336	189,202
Depreciation (note 8)	29,949	26,157	27,015
Amortization (note 9)	43,325	43,566	45,209
Impairments (notes 4, 8 and 9)	99,983	-	-
Restructuring and other items (notes 11 and 13)	34,171	35,355	38,011
Operating income (loss)	(77,027)	39,258	78,967
Interest expense	61,900	65,446	72,284
Loss on debt repayment (note 12)	-	9,178	11,018
Net financing expense relating to employee benefit plans (note 13)	1,536	3,900	2,971
(Gain) loss on disposal of property and equipment and intangible assets	(1,005)	258	176
(Gain) loss on derivative financial instruments (note 5)	7,306	(8,632)	21,414
Foreign currency exchange (gains) losses	7,065	6,383	(17,959)
Acquisition costs	-	-	1,217
Loss before income taxes	(153,829)	(37,275)	(12,154)
Provision for income taxes (note 16)	-	-	-
Net loss from continuing operations	(153,829)	(37,275)	(12,154)
Net earnings from discontinued operations, net of tax of nil (note 23)	-	14,053	2,565
Net loss attributable to equity holders of the Company	(153,829)	(23,222)	(9,589)

Loss per share from continuing operations (note 14):
Basic	$(3.82)	$(0.92)	$(0.30)
Diluted	$(3.82)	$(0.92)	$(0.30)

Earnings per share from discontinued operations (note 14):
Basic	$-	$0.35	$0.06
Diluted	$-	$0.35	$0.06

Loss per share attributable to equity holders of the Company (note 14):
Basic	$(3.82)	$(0.58)	$(0.24)
Diluted	$(3.82)	$(0.58)	$(0.24)

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(In thousands of Canadian dollars)

	2013	2012	2011

Net loss attributable to equity holders of the Company	(153,829)	(23,222)	(9,589)

Other comprehensive income (loss) from continuing operations
Amounts subsequently reclassified to the statement of operations
Gain (loss) on valuation of derivative financial instruments, net of tax of nil	1,914	8,928	(1,573)
Amounts not subsequently reclassified to the statement of operations
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 13)	52,936	(72,757)	16,705
Gain (loss) on minimum funding liability of employee benefits, net of tax of nil (note 13)	-	4,146	(4,146)
Other comprehensive income (loss) from discontinued operations
Amounts not subsequently reclassified to the statement of operations
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 13)	-	(906)	556
Other comprehensive income (loss)	54,850	(60,589)	11,542

Comprehensive income (loss) attributable to equity holders of the Company	(98,979)	(83,811)	1,953

Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations	(98,979)	(96,958)	(1,168)
Discontinued operations	-	13,147	3,121
Comprehensive income (loss) attributable to equity holders of the Company	(98,979)	(83,811)	1,953

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT AUGUST 31, 2013 AND 2012
(In thousands of Canadian dollars)

	2013	2012

ASSETS

Current Assets
Cash	40,812	22,189
Accounts receivable	82,615	90,923
Inventory (note 7)	3,234	3,829
Current portion of derivative financial instruments (note 6)	1,411	-
Prepaid expenses and other assets	10,128	10,258
Total current assets	138,200	127,199
Non-Current Assets
Property and equipment (notes 4 and 8)	223,173	267,491
Asset held-for-sale (note 8)	10,530	23,139
Derivative financial instruments (note 6)	16,802	24,108
Other assets	732	1,549
Intangible assets (notes 4 and 9)	323,760	377,862
Goodwill (note 4)	149,600	223,500
Total assets	862,797	1,044,848

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

AS AT AUGUST 31, 2013 AND 2012
(In thousands of Canadian dollars)

	2013	2012

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued liabilities (note 10)	67,618	65,268
Provisions (note 11)	26,097	29,888
Deferred revenue	24,645	25,915
Current portion of derivative financial instruments (note 6)	-	6,069
Current portion of long-term debt (note 12)	12,500	32,153
Total current liabilities	130,860	159,293
Non-Current Liabilities
Long-term debt (note 12)	474,380	467,749
Derivative financial instruments (note 6)	-	12,369
Other non-current liabilities (notes 13 and 15)	120,142	169,413
Provisions (note 11)	826	1,588
Deferred income taxes (note 16)	681	681
Total liabilities	726,889	811,093

Equity
Capital stock (note 14)	371,132	371,132
Contributed surplus (note 15)	9,020	7,888
Deficit	(240,250)	(139,357)
Accumulated other comprehensive loss	(3,994)	(5,908)
Total equity	135,908	233,755
Total liabilities and equity	862,797	1,044,848

Commitments (note 19)
Subsequent event (note 24)

On October 24, 2013, the Board of Directors (the “Board”) approved the consolidated financial statements for the years ended August 31, 2013, 2012 and 2011.

On behalf of the Board,

Signed	Signed
Paul Godfrey	Bob Steacy
Director	Director

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(In thousands of Canadian dollars)

	2013
	Capital	Contributed		Accumulated other comprehensive	Total
	Stock	surplus	Deficit	loss	Equity
Balance as at August 31, 2012	371,132	7,888	(139,357)	(5,908)	233,755
Net loss attributable to equity holders of the Company	-	-	(153,829)	-	(153,829)
Other comprehensive income	-	-	52,936	1,914	54,850
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(100,893)	1,914	(98,979)
Share-based compensation plans (note 15)	-	1,132	-	-	1,132
Balance as at August 31, 2013	371,132	9,020	(240,250)	(3,994)	135,908

	2012
	Capital	Contributed		Accumulated other comprehensive	Total
	stock	surplus	Deficit	loss	Equity
Balance as at August 31, 2011	371,132	5,602	(46,618)	(14,836)	315,280
Net loss attributable to equity holders of the Company	-	-	(23,222)	-	(23,222)
Other comprehensive income (loss)	-	-	(69,517)	8,928	(60,589)
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(92,739)	8,928	(83,811)
Share-based compensation plans (note 15)	-	2,286	-	-	2,286
Balance as at August 31, 2012	371,132	7,888	(139,357)	(5,908)	233,755

	2011
	Capital	Contributed		Accumulated other comprehensive	Total
	stock	surplus	Deficit	loss	Equity
Balance as at September 1, 2010	371,132	2,151	(50,144)	(13,263)	309,876
Net loss attributable to equity holders of the Company	-	-	(9,589)	-	(9,589)
Other comprehensive income (loss)	-	-	13,115	(1,573)	11,542
Comprehensive income (loss) attributable to equity holders of the Company	-	-	3,526	(1,573)	1,953
Share-based compensation plans (note 15)	-	3,451	-	-	3,451
Balance as at August 31, 2011	371,132	5,602	(46,618)	(14,836)	315,280

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(In thousands of Canadian dollars)

	2013	2012	2011
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net loss attributable to equity holders of the Company	(153,829)	(23,222)	(9,589)
Items not affecting cash:
Depreciation (note 8)	29,949	26,320	29,199
Amortization (note 9)	43,325	43,621	45,893
Impairments (notes 4, 8 and 9)	99,983	-	-
(Gain) loss on derivative financial instruments (note 5)	7,306	(22,414)	15,410
Non-cash interest	4,114	12,831	9,399
Non-cash loss on debt repayment (note 12)	-	9,178	9,635
(Gain) loss on disposal of property and equipment and intangible assets	(1,005)	258	175
Non-cash foreign currency exchange gains (losses)	6,879	5,721	(20,405)
Gain on sale of discontinued operations (note 23)	-	(17,109)	-
Share-based compensation plans and other long-term incentive plan expense (recovery) (note 15)	1,386	(2,459)	7,021
Net financing expense relating to employee benefit plans (note 13)	1,536	3,907	2,988
Non-cash compensation expense of employee benefit plans (note 13)	2,112	-	-
Employee benefit funding in excess of compensation expense (note 13)	-	(24,856)	(22,292)
Settlement of foreign currency interest rate swap designated as a cash flow hedge (note 12)	(8,976)	-	-
Net change in non-cash operating accounts (note 21)	5,567	30,765	(28,815)
Cash flows from operating activities	38,347	42,541	38,619

INVESTING ACTIVITIES
Net proceeds received on the sale of discontinued operations (note 23)	-	87,340	-
Net proceeds from the sale of property and equipment, intangible assets and assets held-for-sale	25,925	4	1,226
Additions to property and equipment (note 8)	(7,566)	(8,227)	(11,663)
Additions to intangible assets (note 9)	(5,932)	(6,732)	(8,736)
Cash flows from investing activities	12,427	72,385	(19,173)

FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt (note 12)	-	250,000	350,835
Repayment of long-term debt on refinancing (note 12)	-	(238,268)	(345,242)
Repayment of long-term debt (note 12)	(32,040)	(108,310)	(47,472)
Debt issuance costs	(111)	(6,642)	(5,444)
Payment on finance lease	-	-	(1,841)
Cash flows from financing activities	(32,151)	(103,220)	(49,164)

Net change in cash	18,623	11,706	(29,718)
Cash at beginning of period	22,189	10,483	40,201
Cash at end of period	40,812	22,189	10,483

	2013	2012	2011

Supplemental disclosure of operating cash flows
Interest paid	53,173	60,080	71,972
Income taxes paid	-	-	-

The notes constitute an integral part of the consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(In thousands of Canadian dollars, except as otherwise noted)

1.   DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act, to enable the purchase of the assets and certain liabilities of Canwest Limited Partnership (“Canwest LP”) on July 13, 2010.  The Company’s head office and registered office is 1450 Don Mills Road, Don Mills, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com network, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.

2.      SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

(a)  Basis of presentation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)  Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments to fair value, certain assets classified as held-for-sale which are recorded at fair value less costs to sell and the deferred share unit plan which is recorded at fair value.

(c)  Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Postmedia Network.  All intercompany transactions and balances have been eliminated on consolidation.

(d)  Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosures of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s best knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.

The following significant areas require management to use assumptions and to make estimates:

Impairment of goodwill and indefinite life intangible assets

The Company tests goodwill and indefinite life intangible assets for impairment annually, or more frequently if there are indicators that an impairment may have arisen.  In testing for impairment, assets, including indefinite lived intangible assets, are grouped into a cash generating unit ("CGU" or "CGUs") which represent the lowest level for which there are separately identifiable cash inflows.  For the purpose of goodwill impairment testing, goodwill is allocated to each CGU (or group of CGUs) based on the level at which management monitors goodwill, however not higher than an operating segment. Accordingly, management has allocated its goodwill to its single operating segment, the Newspaper operating segment (note 22), which is at the entity level, and the level at which goodwill is monitored, herein referred to as the Goodwill CGU. The recoverable amount of each CGU or group of CGUs is based on the higher of value in use and fair value less cost to sell calculations.  The Company has computed the fair value less cost to sell of the Goodwill CGU and each individual CGU using a discounted cash flow model that requires market participant assumptions about future cash flows and discount rates. The future cash flows are based on management’s best estimate considering historical and expected operating plans, current strategies, economic conditions and the general outlook for the industry and markets in which the Company operates.  The discounted cash flow calculations use cash flow projections which are based upon financial forecasts prepared by management covering a three year period.  Cash flows after the three year period are extrapolated using industry growth rates.  Refer to note 4 for more details about the methods and assumptions used in estimating the recoverable amount.

Employee future benefits

The cost of defined benefit pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans and the present value of the defined benefit obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions including the discount rate to measure obligations and the expected long-term rate of return on plan assets, among others.  Due to the complexity of the actuarial valuations and the long-term nature of employee future benefits, the corresponding obligation is highly sensitive to changes in assumptions.  Discount rates and the expected return on plan assets compared to the actual return on plan assets are reviewed at each reporting date and corresponding adjustments are recognized in other comprehensive income and deficit. Additional information on the Company’s employee benefit plans is contained in note 13.

The following area requires management to use significant judgements apart from those involving estimates:

Determination of useful lives for the depreciation and amortization of assets with finite lives

For each class of assets with finite lives, management has to determine over which period the Company will consume the assets future economic benefits.  The determination of such periods and if necessary, the subsequent revision of such periods, involves judgement and has an impact on the depreciation and amortization recorded in the consolidated statements of operations. The Company takes into account industry trends and Company specific factors, including changing technologies and expectations for the in-service period of assets, when determining their respective useful lives.

(e) Disposals of non-current assets and discontinued operations

Non-current assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use, they are available for sale in their present condition and such sale is considered highly probable.  The criteria for a sale to be considered highly probable includes a firm decision by the appropriate level of management or the Board to dispose of a business or a group of assets, such business or group of assets must be actively marketed for a price that is reasonable in relation to their current market value and there must be an expectation that such disposal will be completed within a twelve month period.  Assets held for sale are carried at the lower of their carrying amount or fair value less costs to sell.  Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, both operationally and for financial reporting purposes, from the rest of the Company and they represent a separate major line of business or geographical area of operations, or are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired with the view to resell.

(f) Foreign currency translation

These consolidated financial statements are presented in Canadian dollars, the Company’s functional and reporting currency.  As at the date of the statement of financial position, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using the foreign currency exchange rate in effect at that date.  Revenues and expense items are translated at the foreign currency exchange rate in effect when the transaction occurred.  The resulting foreign currency exchange gains and losses are recognized in the statement of operations in foreign currency exchange (gains) losses.

(g) Cash

Cash is composed of cash on hand and current balances with banks.

(h) Borrowing costs

Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they are incurred in interest expense in the statement of operations.

(i) Property and equipment

Property and equipment are recorded at historical cost.  Historical cost includes purchase cost, expenditures that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and borrowing costs if applicable.

Depreciation is provided for on a straight line basis over the following useful lives:

Assets	Estimated Useful Life

Buildings	10 - 40 years
Leaseholds	3 - 20 years
Computer hardware	3 - 5 years
Machinery and equipment	2 - 20 years

The depreciation method estimates of useful lives and residual values ascribed to property and equipment are reviewed at least at each financial year end and if necessary depreciation is adjusted for on a prospective basis.

(j) Intangible assets

Finite life intangibles

(i) Software

Costs of internally generated software are composed of all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Internally generated software consists primarily of internal costs in connection with the development of software to be used internally or for providing services to customers.  All costs incurred during the research phase are expensed as incurred.  Development costs that are attributable to the design and testing are recognized as intangible assets if the asset can be separately identified, it is probable the asset will generate future economic benefits, the development cost can be measured reliably, the project is technically feasible and the project will be completed with a view to use the asset.

Software costs are amortized using the straight line method of amortization over their estimated useful lives, which range from 2 to 10 years.  The depreciation method and estimates of useful lives ascribed to software are reviewed at least at each financial year end and if necessary amortization is adjusted on a prospective basis.

(ii) Other identifiable intangible assets

Upon acquisition, other identifiable intangible assets are recorded at cost and are carried at cost less accumulated amortization.  Other identifiable intangible assets with finite lives are amortized using the straight-line method of amortization over their estimated useful lives, as follows:

Other identifiable intangible assets with finite lives	Estimated useful life

Subscribers	5 years
Customer relationships	4-5 years
Non-newspaper domain names	15 years

The depreciation method and estimates of useful lives ascribed to other identifiable intangible assets are reviewed at least at each financial year end and if necessary amortization is adjusted for on a prospective basis.

Costs associated with purchasing and developing content are expensed as incurred, except for content development on the Company's website which is capitalized when such costs meet the criteria for capitalization.

Indefinite life intangibles

Intangible assets with indefinite lives are not amortized.  These include newspaper mastheads and certain domain names related to the newspaper online websites.  The assessment of indefinite life is reviewed each period to determine whether the indefinite life assumption continues to be supportable.  If it is deemed unsupportable the change in useful life from indefinite to finite life is made and amortization is recognized on a prospective basis.

(k) Business combinations and goodwill

The Company uses the acquisition method of accounting to record business combinations.  The acquisition method of accounting requires the Company to recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree measured at the acquisition-date fair values.  The consideration transferred shall be measured at fair value calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities assumed by the Company and any equity interests issued by the Company.  Contingent consideration is recognized as part of the consideration transferred.  Goodwill as of the acquisition date is measured as the excess of the consideration transferred and the amount of any non-controlling interest acquired over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, measured at fair value.  Goodwill acquired through a business combination is allocated to the CGU (or group of CGUs) that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Acquisition related costs are expensed in the period they are incurred except for those costs to issue equity securities which are offset against the related equity instruments and those costs to issue debt which are offset against the corresponding debt and amortized using the effective interest method.  Acquisition related costs include advisory, legal, accounting, valuation and other professional or consulting fees; and costs of registering and issuing debt and securities.

(l) Impairments

Impairments are recorded when the recoverable amount of an asset or CGU is less than its carrying amount. The recoverable amount is the higher of an assets or CGUs fair value less cost to sell or its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

(i) Non-financial assets

The carrying values of non-financial assets with finite lives, except inventories, deferred tax assets and employee benefits, are assessed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Additionally, intangible assets with indefinite lives, composed of mastheads and newspaper domain names are included in their related CGU, and are tested annually for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (CGUs).  The Company has identified each individual newspaper as a CGU because each newspaper has separately identifiable independent cash inflows.  Any corporate assets and cash flows are allocated to the respective CGUs.  Non-financial assets other than goodwill that have incurred an impairment in previous periods are reviewed for the possible reversal of the impairment at each reporting date.

(ii) Goodwill

Goodwill is reviewed for impairment annually or more frequently if there are indications that impairment may have occurred.  For the purpose of impairment testing, goodwill is allocated to each CGU (or group of CGUs) based on the level at which management monitors goodwill, however not higher than an operating segment.  Impairment is determined by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates.  Accordingly, management has allocated its goodwill to its single operating segment, the Newspaper Operating Segment (note 22), which is at the entity level, and the level at which goodwill is monitored, herein referred to as the Goodwill CGU.  Impairment losses relating to goodwill cannot be reversed in future periods.

(m) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable net of any discounts, if applicable.  The Company bases any estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the sale of goods is recognized when the following criteria have been met:

●	the significant risks and rewards of ownership are transferred to customers, and the Company retains neither managerial involvement nor effective control,
●	the amount of revenue can be measured reliably, and
●	the receipt of economic benefit is probable and the costs incurred can be measured reliably.

Revenue from the rendering of services is recognized when the following criteria have been met:

●	the amount of revenue can be measured reliably,
●	the receipt of economic benefit is probable, and
●	the stage of completion of the transaction and the costs incurred can be measured reliably.

Print advertising revenue is recognized when advertisements are published. Print circulation revenue includes home-delivery subscriptions and single-copy sales at newsstands and vending machines.  Print circulation revenue from subscriptions is recognized on a straight-line basis over the term of the subscriptions.  Print circulation revenue from single-copy sales at newsstands and vending machines, net of a provision for estimated returns based on historical rates of returns, is recognized when the newspapers are delivered. Digital revenue is recognized when advertisements are placed on the Company’s websites or, with respect to certain online advertising, each time a user clicks on certain ads.  Digital revenue also includes subscription revenue for business research and corporate financial information services and is recognized on a straight-line basis over the term of the subscriptions or contracts.  Other revenue is recognized when the related service or product has been delivered.

Amounts received relating to services to be performed in future periods and sale of goods that require future performance are recorded as deferred revenue on the statement of financial position.

(n) Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in-first out cost formula, and net realizable value, where net realizable value is determined to be the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.  Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

(o) Share-based compensation and other long-term incentive plans

The Company has a share option plan and a restricted share unit plan that will be settled through the issuance of shares of Postmedia or through cash at the option of the Company and a deferred share unit plan that will be settled with cash.

(i) Share option plan

The Company recognizes compensation expense for all share options granted based on the fair value of the option on the date of grant, net of estimated forfeitures, using the Black-Scholes option pricing model.  The fair value of the options is recognized as compensation expense over the vesting period of the options with a corresponding credit to contributed surplus.  The contributed surplus balance is reduced as options are exercised through a credit to capital stock when the options are exercised.

(ii) Restricted share unit plan

The Company recognizes compensation expense for all restricted share units granted based on the fair value of the Company’s shares on the issuance date of each restricted share unit grant net of estimated forfeitures.  The fair value of the restricted share units is recognized as compensation expense, over the vesting period of each restricted share unit grant, with a corresponding credit to contributed surplus.  Compensation expense is not adjusted for subsequent changes in the fair value of the Company’s shares.  The contributed surplus balance is reduced as units are exercised through a credit to capital stock.

(iii) Deferred share unit plan

The Company recognizes compensation expense for its deferred share unit plan based on the fair value of the Company’s shares. The deferred share units outstanding are re-measured at each reporting period until settlement, using the fair value of the shares of the Company.  The fair value of the deferred share units is recognized as compensation expense, over the vesting period of each deferred share unit grant, in operating expenses with a corresponding credit to other non-current liabilities.

The Company uses the graded vesting method to calculate compensation expense for all share-based compensation and other long-term incentive plans.

(p) Financial instruments

Financial instruments are classified as fair value through profit or loss, loans and receivables or other financial liabilities.

(i) Fair value through profit or loss

Financial instruments are classified as fair value through profit or loss if acquired principally for the purpose of selling in the short-term, or if so designated by management and it eliminates or significantly reduces a measurement or recognition inconsistency, or is managed and its performance is evaluated on a fair value basis. Assets in this category principally include embedded derivatives and derivative financial instruments which do not qualify for hedge accounting.  Financial instruments classified as fair value through profit or loss are carried at fair value with changes recognized in the statement of operations.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include accounts receivable and cash.  Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less a provision for impairment. Loans and receivables are included in current assets, except for those with maturities greater than twelve months after the end of the reporting period, which are classified as non-current assets.

(iii) Other financial liabilities

Other financial liabilities include accounts payable and accrued liabilities and long-term debt. Other financial liabilities are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method. Other financial liabilities are classified as current liabilities if payment is due within twelve months; otherwise, they are classified as non-current liabilities.  Financing fees related to revolving debt arrangements are initially recognized as an other asset and amortized over the term of the arrangement in interest expense.

The effective interest rate is the rate that exactly discounts the estimated future cash flows through the expected life of the financial instrument to its net carrying amount.

  (q) Derivative financial instruments and hedging

The Company uses derivative financial instruments to manage its exposure to fluctuations in foreign currency rates and interest rates.  Derivative financial instruments are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative financial instrument is designated as a hedging instrument and the nature of the item being hedged.  The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its strategy for using hedges and its risk management objectives. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.  Non-performance risk, including credit risk, is considered when determining the fair value of derivative financial instruments.  The Company does not hold or use any derivatives instruments for trading purposes.

The Company enters into the following types of derivative financial instruments:

Cash flow hedges

The Company uses cash flow hedges to hedge the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and used cash flow hedges to hedge foreign currency and interest rate exposure on variable interest rates and principal payments on foreign currency denominated debt.  The effective portion of a cash flow hedge is reported in other comprehensive income until it is recognized in the statement of operations during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the statement of operations.  When a hedged item ceases to exist or cash flow hedge accounting is terminated, the amounts previously recognized in accumulated other comprehensive income are reclassified to the statement of operations when the variability in the cash flows of the hedged item affects income.  Cash flows associated with derivative contracts accounted for as hedges are classified in the same category in the statement of cash flows as the item being hedged.

        Derivative financial instruments that do not qualify for hedge accounting

The Company used derivative financial instruments that hedged the fair value exposure on certain debt resulting from changes in the US and Canadian variable base rates and the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt.  These derivative financial instruments were not designated as hedges for accounting purposes and were measured at fair value in the statement of financial position.

        Embedded derivatives

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.  If certain conditions are met, an embedded derivative is separated from the host contract and measured at fair value in the statement of financial position.

Changes in the fair value of both derivative financial instruments that do not qualify for hedge accounting and embedded derivatives are recorded in the statement of operations as gain or loss on derivative financial instruments.

  (r) Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain.  Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.  Provisions are measured at the current best estimate required to settle the obligation and when necessary the use of estimation techniques are utilized.  If the effect of the time value of money is material the provision is measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The increase in the provision due to the passage of time is recognized as interest expense in the statement of operations.

  (s) Employee benefits

(i)	Pension and post-retirement obligations

The Company maintains a number of defined contribution and defined benefit pension and defined benefit post-retirement plans.  For defined benefit plans, the defined benefit obligation associated with pension and post-retirement benefits earned by employees is actuarially determined on an annual basis by independent actuaries using the projected unit credit method.  The determination of benefit expense requires assumptions such as the expected return on plan assets, the discount rate to measure obligations, expected rate of future compensation increases, retirement ages of employees, expected health care cost trend rate and other factors as applicable. The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Canadian corporate AA bonds that have terms to maturity which are similar to the terms of the related liability.  The estimate of the expected long-term rate of return on plan assets is based on the Company’s target investment mix and the bond and equity risk premiums, as applicable.  All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized in other comprehensive income and then immediately transferred to deficit.  The vested portion of past service costs from plan amendments is recognized immediately in compensation expense in the statement of operations.  The unvested portion is amortized on a straight-line basis over the vesting period.  The current service cost and recognized element of any past service cost of employee benefits expense is recorded in compensation expense in the statement of operations.  The expected return on plan assets and interest cost on the benefit obligations are presented in net financing expense relating to employee benefit plans in the statement of operations. Gains and losses on curtailments or settlements are recognized in the period in which the curtailment or settlement occurs in restructuring and other items in the statement of operations.

Certain of the Company’s defined benefit pension plans are subject to minimum funding requirements. The liability in respect of minimum funding requirements is determined using the projected minimum funding requirements based on management's best estimates of the actuarially determined funded status of the plan, market discount rates and salary escalation estimates. The liability related to the minimum funding requirement and any subsequent re-measurement of that liability is recognized immediately in other comprehensive income and then immediately transferred to deficit without subsequent reclassification to the statement of operations.

For defined contribution plans, the Company pays contributions to the plan on a contractual basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as an expense in the period when they are earned by the employees.

(ii) Other long-term benefits

The Company maintains a number of other long-term employee benefit plans that are to be settled more than twelve months after the service was provided that entitled the employee to the benefit.  These plans are accounted for similarly to the defined benefit pension and post-retirement plans with the exception that actuarial gains and losses and past service costs are recognized immediately in the statement of operations.

(iii) Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary termination in exchange for these benefits.  The Company recognises termination benefits when it is demonstrably committed to a termination, which is satisfied when the Company has a detailed formal plan, approved by management, to terminate the employment of current employees without possibility of withdrawal.  In the case of an offer made to encourage voluntary termination, the termination benefits are measured based on the number of employees expected to accept the offer.  If the effect of the time value of money is material, benefits falling due more than twelve months after the end of the reporting period are discounted to present value.

(t) Income taxes

Current income taxes are recognized with respect to amounts expected to be paid or recovered for current and prior periods under the tax rates and laws that have been enacted or substantively enacted as at the date of the statement of financial position.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the carrying amounts in the consolidated financial statements and the tax bases of assets and liabilities.  However, deferred tax is not recognized if it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable income or loss.  Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates, as at the date of the statement of financial position, in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is probable of being realized.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Tax expense or recovery is recognized in other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented as non-current.

(u)	Leases

Leasing agreements which transfer to the Company substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in property and equipment and the related liabilities are shown as obligations under finance leases.  Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the obligations under finance leases is included in the statement of operations within interest expense.

All other leases are operating leases and the rental costs are charged to the statement of operations on a straight-line basis over the lease term.

(v)	Earnings per share

Basic earnings per share are calculated using the daily weighted average number of shares outstanding during the period.

Diluted earnings per share are calculated using the daily weighted average number of shares that would have been outstanding during the period had all potential common shares been issued at the beginning of the period, or when the underlying options were granted, if later.  The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of the options to acquire shares provided the shares are not anti-dilutive.

Accounting standards issued but not yet effective

The Company has not early adopted the following new standards and the impacts on the consolidated financial statements have not yet been determined, except as indicated below:

IFRS 9 - Financial Instruments

IFRS 9 was issued in November 2009 and contains requirements for financial assets.  This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 – Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.  Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carry forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.

IFRS 10 – Consolidated Financial Statements

IFRS 10 replaces SIC-12 Consolidation – Special Purposes Entities and parts of IAS 27 – Consolidated and Separate Financial Statements and introduces a new definition of control that is intended to provide more consistent guidance in the determination of whether control exists and whether or not an entity should be included within the consolidated financial statements.

This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  The adoption of this standard is not expected to have an impact on the consolidated financial statements.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  The adoption of this standard will only impact the consolidated financial statement disclosures.

IAS 19 – Employee Benefits (Amended)

IAS 19 amendments include, among other changes, the immediate recognition of the actuarial gains and losses in other comprehensive income, the introduction of a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component and all past service costs are to be recognized in profit or loss when the employee benefit plan is amended.  In addition, the amended standard clarifies the obligating event when an employer offers voluntary termination benefits.  A liability is recognized when the entity can no longer withdraw an offer.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2013.  The Company will be adopting this standard effective September 1, 2013, for the year ending August 31, 2014, and at that time under the amended standard will be required to restate its results for the prior year, which is the year ended August 31, 2013.  As a result, under the amended standard, for the year ended August 31, 2013 the Company anticipates that compensation expense and financing expense related to employee benefit plans will increase $0.5 million and $5.9 million, respectively with an offsetting increase in other comprehensive income related to actuarial gains on employee benefits of $6.6 million.  In addition, the Company anticipates that restructuring and other items will decrease $10.5 million in the three months ended May 31, 2013 and increase $10.5 million in the three months ended August 31, 2013.  The aggregate anticipated impact for the year ended August 31, 2013 is an increase to comprehensive income of $0.2 million.

3.	OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, IMPAIRMENT AND RESTRUCTURING

The Company presents operating income before depreciation, amortization, impairment and restructuring, in the consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

4.     IMPAIRMENT TESTING OF GOODWILL AND INDEFINITE LIFE INTANGIBLE ASSETS

The Company’s impairments for the years ended August 31, 2013, 2012 and 2011 consist of the following:

	2013	2012	2011

Goodwill	73,900	-	-
Intangible assets - mastheads (note 9)	15,100	-	-
Intangible assets - domain name (note 9)	1,300	-	-
Property and equipment - machinery and equipment (note 8)	3,600	-	-
Other impairments
Property and equipment - land and building (note 8)	6,083	-	-
Impairments	99,983	-	-

During the three months ended August 31, 2013, the Company completed its annual impairment testing for goodwill and indefinite life intangible assets as at June 30, 2013 (the “Annual Impairment Test”) based on management's best estimates of market participant assumptions including weighted average cost of capital (“WACC”).  The recoverable amounts, determined based on fair value less costs to sell, of the Goodwill CGU and individual CGUs, which are primarily individual newspapers, were determined by utilizing a discounted cash flow approach using cash flow projections based upon financial forecasts prepared by management covering a three year period.  The future cash flows are based on management’s best estimate using market participant assumptions considering historical and expected operating plans, current strategies, economic conditions, and the general outlook for the industry and markets in which the Goodwill CGU and individual CGUs operate.  Cash flows beyond the three year period are extrapolated using estimated growth rates.

The after tax discount rate and terminal growth rate used by the Company for the purpose of the Annual Impairment Test for the Goodwill CGU and each of the individual CGUs was 13.4% and 0.0%, respectively (June 30, 2012 - 13.2% and 0.0%, respectively).  The after tax discount rate represents a WACC for comparable companies operating in the Company’s industry, based on publicly available information.  The WACC is a market participant estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate.  Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a market participant risk premium based on an assessment of risks related to the projected cash flows of the Company’s CGUs.  The terminal growth rate does not exceed the long-term terminal growth rate for the business in which the Company’s CGUs operate.

As a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market the Company performed an interim impairment analysis as at May 31, 2013 (the “Interim Impairment Analysis”), which utilized the same market participant assumptions as the Annual Impairment Test, and concluded certain of its assets were impaired.  Based on the Interim Impairment Analysis the Company concluded the carrying value of the Goodwill CGU was less than its recoverable amount and recorded an impairment charge relating to its goodwill of $73.9 million for the year ended August 31, 2013 (2012 and 2011 – nil) resulting in accumulated impairment losses of $73.9 million.  Based on the Annual Impairment Test the Company concluded there was no additional impairment of the Goodwill CGU and the reasonable range of recoverable amounts for the Goodwill CGU, based on the high end of the range, was greater than its carrying value by an excess of $41.2 million (or 5.7%).  For the Goodwill CGU, any increase in the discount rate or reduction in the terminal growth rate, assuming a constant cash flow margin, would result in the carrying amount exceeding the reasonable range for the recoverable amount.

As a result of both the Interim Impairment Analysis and the Annual Impairment Test, the Company concluded the carrying value of two of its individual CGU’s were less than their recoverable amounts.  Accordingly, the Company has recorded an impairment charge of $20.0 million (note 9) pertaining to certain indefinite life intangible assets and property and equipment of the two individual CGU’s for the year ended August 31, 2013 (2012 and 2011 – nil).  If the discount rate were to increase by 0.5%, assuming a constant cash flow margin, the impairment would increase by $3.9 million.

There were no tax impacts as a result of the impairment charges.

The Company considered the reasonability of the fair value less cost to sell results, calculated using the discounted cash flow approach, by comparing them to transaction multiples with other companies in the industry and found the results under the discounted cash flow approach to be reasonable.  Management has developed certain cost saving initiatives which have been incorporated in the financial forecasts noted above.  If these initiatives are not successful the forecasted operating cash flows may be reduced which may result in an impairment and such impairment, if any, may be material.

5.	(GAIN) LOSS ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s (gain) loss on derivative financial instruments for the years ended August 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011

(Gain) loss on fair value swap not designated as a hedge (note 12)	-	(13,396)	16,883
Realized loss on settlement of cash flow swaps designated as hedges (1)	-	2,740	-
Realized loss on settlement of fair value swap not designated as a hedge (2)	-	8,843	-
Contractual cash interest settlement on fair value swap not designated as a hedge (3)	-	2,806	6,004
(Gain) loss on embedded derivatives (note 12)	7,306	(9,625)	(1,473)
(Gain) loss on derivative financial instruments	7,306	(8,632)	21,414

(1) On January 20, 2012 and August 16, 2012, foreign currency interest rate swaps designated as cash flow hedges with notional amounts of outstanding of US$10.0 million and US$40.8 million were settled for cash consideration of $0.7 million and $0.6 million, respectively, resulting in a loss of $0.7 million and $1.2 million, respectively. In addition, on August 16, 2012, the Company paid $0.8 million related to the amendment of the foreign currency interest rate swap designated as a cash flow hedge (note 12).
(2) On August 16, 2012, the foreign currency interest rate swap not designated as a hedge with a notional amount of US$139.5 million was settled for cash consideration of $8.8 million (note 12).
(3) During the years ended August 31, 2012 and 2011, the Company made quarterly contractual interest settlements of $2.8 million and $4.2 million, respectively, on the foreign currency interest rate swap not designated as a hedge until it was settled on August 16, 2012.  In addition during the year ended August 31, 2011, the Company paid $1.8 million related to an amendment of the foreign currency interest rate swap not designated as a hedge.

During the years ended August 31, 2013, 2012 and 2011, no ineffectiveness was recognized in the consolidated statements of operations related to the Company’s cash flow hedges.

6.     DERIVATIVE FINANCIAL INSTRUMENTS

	As at August 31, 2013	As at August 31, 2012

Assets
Embedded derivatives (notes 12 and 18)	16,802	24,108
Foreign currency interest rate swap - designated as a cash flow hedge (1) (notes 12 and 18)	1,411	-
	18,213	24,108
Portion receivable within one year	(1,411)	-
Non-current derivative financial instruments	16,802	24,108

Liabilities
Foreign currency interest rate swap - designated as a cash flow hedge (1) (notes 12 and 18)	-	18,438
Portion due within one year	-	(6,069)
Non-current derivative financial instruments	-	12,369

(1) The notional principal amount outstanding on the foreign currency interest rate swap designated as a cash flow hedge as at August 31, 2013, was US$167.5 million (August 31, 2012 - US$265.0 million).  During the year ended August 31, 2013, foreign currency exchange gains of $11.3 million (2012 – $3.2 million) (2011 – foreign currency exchange losses of $24.2 million), were reclassified to the consolidated statements of operations from accumulated other comprehensive loss, representing foreign currency exchange gains on the notional amount of the cash flow hedging derivatives.  These amounts were offset by foreign currency exchange losses recognized on the US dollar denominated 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”) for the year ended August 31, 2013 and for the year ended August 31, 2012 and 2011, the hedged portion of the Senior Secured Term Loan Credit Facility (“Term Loan Facility”).  During the year ended August 31, 2013, losses of $6.9 million (2012 - $8.1 million) (2011 - $8.0 million), were reclassified from accumulated other comprehensive loss to interest expense in the consolidated statements of operations related to the effect of the derivative financial instruments on the Company’s interest expense.  The unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the consolidated statement of operations over the next twelve months is $5.3 million.

7.  INVENTORY

	As at August 31, 2013	As at August 31, 2012

Newsprint	2,302	2,762
Other	932	1,067
Total inventory	3,234	3,829

No inventories were carried at net realizable value at August 31, 2013 and 2012.

8.  PROPERTY AND EQUIPMENT

	Land	Buildings and leaseholds	Computer hardware	Machinery and equipment	Total
Cost
August 31, 2011	65,540	150,534	12,942	140,995	370,011
Additions	-	2,046	4,140	2,041	8,227
Disposals	-	(30)	(125)	(136)	(291)
Disposals - discontinued operations (note 23)	(7,251)	(17,359)	(173)	(5,161)	(29,944)
Transfer - asset held for sale	(5,300)	(18,639)	-	-	(23,939)
Other adjustments	-	-	(147)	-	(147)
August 31, 2012	52,989	116,552	16,637	137,739	323,917
Additions	-	3,527	1,962	2,077	7,566
Disposals	(500)	(2,383)	(173)	(517)	(3,573)
Transfer - asset held for sale	(3,410)	(14,432)	-	-	(17,842)
Other adjustments	-	-	-	-	-
August 31, 2013	49,079	103,264	18,426	139,299	310,068

Accumulated depeciation and accumulated impairment losses
August 31, 2011	-	(10,349)	(6,027)	(17,367)	(33,743)
Depreciation	-	(8,390)	(3,373)	(14,557)	(26,320)
Disposals	-	6	116	75	197
Disposals - discontinued operations (note 23)	-	1,052	113	1,446	2,611
Transfer - asset held for sale	-	800	-	-	800
Other adjustments	-	-	29	-	29
August 31, 2012	-	(16,881)	(9,142)	(30,403)	(56,426)
Depreciation	-	(8,013)	(3,111)	(18,825)	(29,949)
Disposals	-	1,683	172	406	2,261
Impairments (note 4)	(1,459)	(4,624)	-	(3,600)	(9,683)
Transfer - asset held for sale	-	6,902	-	-	6,902
Other adjustments	-	-	-	-	-
August 31, 2013	(1,459)	(20,933)	(12,081)	(52,422)	(86,895)

Net carrying value
August 31, 2012	52,989	99,671	7,495	107,336	267,491
August 31, 2013	47,620	82,331	6,345	86,877	223,173

During the year ended August 31, 2013 the Company recorded an impairment loss of $6.1 million with respect to a production facility upon reclassification of the facility from property and equipment to asset held-for-sale.  The production facility is no longer required due to the outsourcing of certain functions and the Company has engaged a third party to market it for sale.  As at August 31, 2013 the production facility has an estimated fair value less costs to sell of $10.5 million and is recorded in the consolidated statement of financial position as an asset held-for-sale.  In addition, as a result of the Company’s annual impairment testing the Company recorded an impairment loss of $3.6 million related to machinery and equipment during the year ended August 31, 2013 (note 4).

During the year ended August 31, 2012, the Company entered into an agreement of purchase and sale to sell the land and building located at 1450 Don Mills Road in Don Mills, Ontario for gross proceeds of $24 million.  The sale closed on October 12, 2012.  As at August 31, 2012, the land and building had a net carrying value of $23.1 million which was reclassified from property and equipment to asset held-for-sale on the consolidated statement of financial position.  The net proceeds from the sale were used for a mandatory redemption of $23.2 million aggregate principal amount of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”) at par in accordance with the terms and conditions of the First-Lien Notes indenture.  The purchase and sale agreement included a lease-back of the property to the Company for a period of 18 to 24 months while new accommodations are readied for relocation.

9.  INTANGIBLE ASSETS

	Finite Life				Indefinite Life
	Software	Subscribers	Customer relationships	Domain names	Mastheads	Domain names	Total
Cost
August 31, 2011	46,077	148,300	12,200	7,131	248,550	29,975	492,233
Additions
Internally developed	702	-	-	-	-	-	702
Purchased	5,570	-	-	460	-	-	6,030
Disposals	(2,581)	-	-	-	-	-	(2,581)
Disposals - discontinued operations (note 23)	(1,297)	(2,600)	(366)	-	(19,450)	(2,528)	(26,241)
Other Adjustments	147	-	-	-	-	-	147
August 31, 2012	48,618	145,700	11,834	7,591	229,100	27,447	470,290
Additions
Internally developed	48	-	-	-	-	-	48
Purchased	5,884	-	-	-	-	-	5,884
Disposals	(73)	-	-	(644)	-	-	(717)
Other Adjustments	-	-	-	-	-	-	-
August 31, 2013	54,477	145,700	11,834	6,947	229,100	27,447	475,505

Accumulated amortization and accumulated impairment losses
August 31, 2011	(15,030)	(33,723)	(2,908)	(540)	-	-	(52,201)
Amortization	(11,330)	(29,227)	(2,566)	(498)	-	-	(43,621)
Disposals	2,413	-	-	-	-	-	2,413
Disposals - discontinued operations (note 23)	264	634	112	-	-	-	1,010
Other Adjustments	(29)	-	-	-	-	-	(29)
August 31, 2012	(23,712)	(62,316)	(5,362)	(1,038)	-	-	(92,428)
Amortization	(10,648)	(29,140)	(2,420)	(1,117)	-	-	(43,325)
Impairments (note 4)	-	-	-	-	(15,100)	(1,300)	(16,400)
Disposals	69	-	-	339	-	-	408
August 31, 2013	(34,291)	(91,456)	(7,782)	(1,816)	(15,100)	(1,300)	(151,745)

Net carrying value
August 31, 2012	24,906	83,384	6,472	6,553	229,100	27,447	377,862
August 31, 2013	20,186	54,244	4,052	5,131	214,000	26,147	323,760

10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at August 31, 2013	As at August 31, 2012

Trade accounts payable	10,332	9,973
Accrued liabilities	46,281	49,065
Accrued interest on long-term debt	11,005	6,230
Accounts payable and accrued liabilities	67,618	65,268

11.  PROVISIONS

	Restructuring (a)	Other provisions (b)	Total
Provisions as at August 31, 2012	27,753	3,723	31,476
Net charges (recoveries)	31,833	(656)	31,177
Payments	(33,906)	(1,824)	(35,730)
Provisions as at August 31, 2013	25,680	1,243	26,923
Portion due within one year	(25,680)	(417)	(26,097)
Non-current provisions	-	826	826

(a) Restructuring

During the year ended August 31, 2012, the Company began implementing a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs.  The restructuring expense consists of a series of involuntary and voluntary buyouts and includes initiatives such as the outsourcing of the Company’s production at certain newspapers (note 24).

(b) Other provisions

Other provisions include unfavorable lease contracts recognized on the purchase of Canwest LP, equipment removal costs, as well as provisions for certain claims and grievances which have been asserted against the Company.

12.  LONG-TERM DEBT

				As at August 31, 2013	As at August 31, 2012

	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes (1)	August 2017	217,960	5,927	212,033	244,134
12.5% Senior Secured Notes (US$268.6M) (2) (**)	July 2018	282,873	8,026	274,847	255,768
Senior Secured Asset-Based Revolving Credit Facility (3)	July 2014	-	-	-	-
Total long-term debt				486,880	499,902
Portion due within one year				(12,500)	(32,153)
Non-current long-term debt				474,380	467,749

(**) - US$ principal translated at August 31, 2013 exchange rates.

(1) 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”)

As at August 31, 2013, Postmedia Network has $218.0 million of First-Lien Notes outstanding (August 31, 2012 - $250.0 million).  The effective interest rate of the First-Lien Notes which amortizes the initial financing fees and embedded derivative based on the estimated future cash flows is 9.4%.  The First-Lien Notes are secured on a first priority basis by substantially all of the assets of Postmedia Network and the assets of the Company (“First-Lien Notes Collateral”), with the exception of those assets comprising the ABL Collateral (defined below) and, on a second-priority basis by the ABL Collateral.  The First-Lien Notes are subject to minimum annual principal redemptions equal to 5% of the original principal amount.  The annual principal redemptions are payable in semi-annual instalments of $6.25 million on April 30 and October 31 of each year, with the exception of the first instalment of $8.9 million which was paid on April 30, 2013.  Interest will accrue from the date of issuance and is payable semi-annually in arrears on April 30 and October 31 of each year, with the exception of the first instalment which was paid on April 30, 2013.  On November 12, 2012, the Company redeemed $23.2 million aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture with the net proceeds from the disposition of the land and building located at 1450 Don Mills Road in Don Mills, Ontario.  After February 28, 2013, and for each subsequent quarter ending February and August, if the consolidated First-Lien Notes leverage ratio exceeds 2:1, the Company is obligated to make a mandatory First-Lien Notes excess cash flow offer, calculated based on 50% of the Company’s excess cash flow, to redeem a portion of the First-Lien Notes.

Other than as described above, the Company is not required to make any other mandatory payments or offers with respect to the First-Lien Notes.  The Company may, at its option, redeem all or part of the First-Lien Notes at any time prior to August 16, 2015 at a make whole price, and at a premium of 6.188% for the twelve month period beginning on August 16, 2015, and a premium of 4.125% for the twelve month period beginning on August 16, 2016.  Additionally, under certain circumstances the Company may redeem up to 35% of the aggregate principal amount of the First-Lien Notes at a premium equal to 8.25%.  Certain of the prepayment options represent an embedded derivative that is accounted for separately at fair value.  As at August 31, 2013, the embedded derivative asset has a fair value of $0.6 million (August 31, 2012 - $0.8 million), which is recorded on the consolidated statement of financial position as a non-current asset in derivative financial instruments (note 6).  During the year ended August 31, 2013 the Company recorded a loss of $0.2 million (2012 – gain of $0.1 million) (2011 – nil) in (gain) loss on derivative instruments in the consolidated statement of operations related to this embedded derivative (note 5).

Prior to August 16, 2015, the Company has the right to redeem up to 5% annually of the original principal amount of the First-Lien Notes at a premium of 3% (the “Special Call Right”), provided that the total cumulative redemption is no greater than 15% of the original principal amount of the First-Lien Notes.

The First-Lien Notes are also subject to covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into certain transactions with affiliates, alter the businesses it conducts, enter into agreements restricting its subsidiaries’ ability to pay dividends and consolidate, merge or sell all or substantially all of its assets.

Senior Secured Term Loan Credit Facility (“Term Loan Facility”)

On August 16, 2012, the Term Loan Facility was repaid in full in the amount of US$240.0 million (CDN$238.3 million), funded from the proceeds of the First-Lien Notes.  As a result during the year ended August 31, 2012, the Company charged a total of $9.2 million to the consolidated statement of operations as a loss on debt repayment which represents unamortized discounts and financing fees related to the Term Loan Facility.

On August 16, 2012, in conjunction with the repayment of the Term Loan Facility, the Company paid $8.8 million to settle the amortizing foreign currency interest rate swap which hedged the principal payments on a notional amount of US$139.5 million, at a fixed currency exchange rate of US$1:$1.035 until July 2014 and converted the interest rate on the notional Canadian principal amount to bankers acceptance rates plus 7.07%.  As a result of this settlement, during the year ended August 31, 2012, the Company recorded a loss of $8.8 million which was recorded in gain (loss) on derivative financial instruments in the consolidated statement of operations (note 5).  During the year ended August 31, 2011, the Company paid $1.8 million related to an amendment of the foreign currency interest rate swap and charged it to the consolidated statement of operations in (gain) loss on derivative financial instruments (note 5).  The Company had not designated this swap as a hedge and as a result changes in fair value were recognized in (gain) loss on derivative financial instruments in the consolidated statement of operations (note 5).

On August 16, 2012, in conjunction with the repayment of the Term Loan Facility, the Company paid $0.6 million to settle the amortizing foreign currency interest rate swap which hedged the principal payments on a notional amount of US$40.8 million, at a fixed currency exchange rate of US$1:$0.9845 and a fixed interest rate of 8.66% until May 2015.  As a result of this settlement, during the year ended August 31, 2012, the Company reclassified a loss of $1.2 million from accumulated other comprehensive loss to gain (loss) on derivative financial instruments in the consolidated statement of operations (note 5).  The Company had designated this hedging arrangement as a cash flow hedge.

In accordance with the terms and conditions of the Term Loan Facility, on November 30, 2011 the proceeds from the sale of substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group (the “Disposed Properties”) were used to make a principal payment of US$84.6 million (CDN$86.5 million).  The Company accounted for the Term Loan Facility at amortized cost using the effective interest rate method and as a result of this repayment the Company recalculated the carrying amount of the Term Loan Facility as at November 30, 2011 to reflect the actual and revised estimates of expected future cash flows.  As a result of such recalculation during the year ended August 31, 2012, the Company charged a total of $6.9 million to interest expense in the consolidated statement of operations representing an acceleration of unamortized financing fees and discounts of the Term Loan Facility.  Of this amount, $6.4 million was allocated to interest expense of discontinued operations as this portion related to the repayment due to the sale of the Disposed Properties (note 23).

On April 4, 2011, the Company entered into an agreement with its lenders which amended certain terms of the Term Loan Facility. The amounts then outstanding under the original agreement, including a US tranche of $238.0 million (US$247.0 million) and a Canadian tranche of $107.3 million were repaid and replaced with a new US tranche.  The new US tranche was issued for US$365.0 million (CDN$351.7 million), at a discount of 0.25%, for net proceeds of $350.8 million, before financing fees of $5.4 million.  At the time of the repayment the Company determined that the refinancing of the original US tranche was partially an extinguishment and partially a modification other than an extinguishment and the refinancing of the Canadian tranche was an extinguishment.  As a result during the year ended August 31, 2011, the Company charged a total of $11.0 million to the consolidated statement of operations as a loss on debt repayment which included $1.4 million of costs that occurred on settlement and $9.6 million of unamortized discounts and financing fees.  The effective interest rate of the new US tranche of Term Loan Facility which amortized the initial financing fees and discounts based on the estimated future cash flows, including estimated optional repayments, was 8.4%.

(2) 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”)

As at August 31, 2013, Postmedia Network has US$268.6 million (CDN$282.9 million) of Second-Lien Notes outstanding (August 31, 2012 - US$268.6 million (CDN$264.8 million)).  The effective interest rate of the Second-Lien Notes which amortizes the initial financing fees, discounts and other based on the estimated future cash flows is 13.3%.  The Second-Lien Notes are secured on a second priority basis by the First-Lien Notes Collateral and on a third priority basis by the ABL Collateral (defined below).  There were no redemptions of Second-Lien Notes during the year ended August 31, 2013.  During the year ended August 31, 2012, the Company repurchased and retired US$6.4 million of the Second-Lien Notes for total cash consideration of $6.3 million (US$6.2 million) and as such the Company recorded a gain of $0.1 million which is recorded in interest expense in the consolidated statement of operations during the year ended August 31, 2012.

The Second-Lien Notes have a variable prepayment option subject to a premium of 6.25% for the period July 15, 2014 to July 14, 2015, 3.125% for the period July 15, 2015 to July 14, 2016 and nil thereafter.  Additionally, under certain conditions the Company can redeem up to 35% of the original principal amount of the Second-Lien Notes prior to July 15, 2014 for a premium of 12.5% or the Company can redeem the Second-Lien Notes upon the payment of a customary make-whole premium.  Certain of the prepayment options represent an embedded derivative that is accounted for separately at fair value.  As at August 31, 2013, the embedded derivative asset has a fair value of $16.2 million (August 31, 2012 - $23.3 million) which is recorded on the consolidated statement of financial position as a non-current asset in derivative financial instruments (note 6).  During the year ended August 31, 2013 the Company recorded a loss of $7.1 million (2012 – gain of $9.5 million) (2011 – gain of $1.5 million) in (gain) loss on derivative financial instruments in the consolidated statement of operations related to this embedded derivative (note 5).

The Company has a foreign currency interest rate swap with a notional amount of US$167.5 million outstanding at August 31, 2013 (August 31, 2012 - US$265.0 million).  The foreign currency interest rate swap has a fixed currency exchange rate of US$1:$1.035, a fixed interest rate of 14.78% and terminates on July 15, 2014 and includes a final exchange of the principal amount on that date.  The Company has designated this hedging arrangement as a cash flow hedge and its fair value as at August 31, 2013, an asset of $1.4 million (August 31, 2012 – liability of $18.4 million), is recorded in the consolidated statement of financial position in current portion of derivative financial instruments (note 6).  This cash flow hedge was 100% effective at August 31, 2013.  On August 16, 2012, the issuance of the First-Lien Notes and the repayment of the Term Loan Facility gave rise to a potential termination event under the foreign currency interest rate swap agreement (the “Swap Agreement”).  As a result, the Company entered into negotiations to amend the terms of the existing Swap Agreement.  During August 2012, the Company amended the Swap Agreement on a notional amount of US$167.5 million for cash consideration of $0.8 million and charged it to the consolidated statement of operations in (gain) loss on derivative financial instruments (note 5).  During September, 2012, the Company settled the remaining notional amount of US$97.5 million of this foreign currency interest rate swap for cash consideration of $9.6 million, including $0.6 million of accrued interest.  In addition, during the year ended August 31, 2012, in conjunction with the retirement of US$6.2 million of the Second-Lien Notes, the Company settled a notional amount of US$10.0 million of the foreign currency interest rate swap associated with the Second-Lien Notes for cash consideration of $0.7 million.  As a result of this settlement, during the year ended August 31, 2012 the Company reclassified a loss of $0.7 million from accumulated other comprehensive income to gain (loss) on derivative financial instruments in the consolidated statement of operations (note 6).

The Second-Lien Notes are subject to covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into certain transactions with affiliates, alter the businesses it conducts, enter into agreements restricting its subsidiaries’ ability to pay dividends and consolidate, merge or sell all or substantially all of its assets.

(3) Senior secured asset-based revolving credit facility

The Company has a revolving senior secured asset-based revolving credit facility for an aggregate amount of up to $60 million, including a $10 million letter of credit sub-facility, (the “ABL Facility”).  The ABL Facility is secured on a first-priority basis by accounts receivable, cash and inventory of Postmedia Network and any related assets of the Company (the “ABL Collateral”) and on a third priority basis by the First-Lien Notes Collateral.  The ABL Facility currently bears interest at either bankers acceptance rates plus 3.75% (reduced to 3.50% when the average availability under the ABL Facility is greater than $30 million) or Canadian prime plus 2.75% (reduced to 2.50% when the average availability under the ABL Facility is greater than $30 million). The proceeds of the loans under the ABL Facility are permitted to be used to finance the working capital needs and general corporate purposes of the Company.  There are limitations on the Company’s ability to incur the full $60 million of commitments under the ABL Facility. Availability is limited to the lesser of a borrowing base and $60 million, less an excess availability amount of $15 million.  As a result, the maximum availability under the ABL Facility is no greater than $45 million.  As at August 31, 2013, the Company had no amounts drawn on the ABL Facility (August 31, 2012 - nil) and had availability of $20.7 million (August 31, 2012 - $23.3 million).  Included in other assets on the consolidated statement of financial position as at August 31, 2013 are financing fees of $0.7 million (August 31, 2012 - $1.5 million) with respect to the ABL Facility.  Amortization expense in respect of the financing fees of $0.8 million for the year ended August 31, 2013 (2012 and 2011 - $0.8 million) is recorded in interest expense in the consolidated statement of operations.

Principal undiscounted minimum payments of long-term debt, based upon terms and conditions existing at August 31, 2013 are as follows:

2014	12,500
2015	12,500
2016	12,500
2017	180,460
2018	282,873
Thereafter	-
500,833

Aggregate interest expense relating to long-term debt for the year ended August 31, 2013 was $61.2 million (2012 - $72.6 million, which included interest expense allocated to discontinued operations of $8.1 million, note 23) (2011 - $79.1 million, which included interest expense allocated to discontinued operations of $8.0 million, note 23).

13.  EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits as well as a defined contribution pension benefit plan.  The defined benefit pension plans are registered under the Ontario Pension Benefits Act, 1987 and provide benefits upon retirement, termination or death based upon years of service and final average salary.  The post-retirement benefit plans are non-contributory and include health and life insurance benefits available to eligible retired employees.  The other long-term benefit plans are non-contributory and include disability, health and life insurance benefits available to eligible active employees.  The Company pays contributions to the defined contribution pension benefit plan which provides benefits upon retirement to eligible employees.

The net defined benefit plan obligation related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans recorded in other non-current liabilities on the consolidated financial position as at August 31, 2013 and 2012 are as follows:

	As at August 31, 2013	As at August 31, 2012

Pension benefits	44,066	91,243
Post-retirement benefits	54,016	59,552
Other long-term employee benefits	20,632	17,207
Net defined benefit plan obligation	118,714	168,002

Changes to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans benefit obligations and the fair value of plan assets for the year ended August 31, 2013 and 2012 are as follows:

	Pension benefits		Post-retirement benefits		Other long-term employee benefits
	2013	2012	2013	2012	2013	2012

Change in benefit obligations
Benefit obligations, beginning of year	447,215	388,225	61,475	55,124	17,207	16,580
Current service cost	12,095	10,325	1,790	1,752	2,328	2,311
Interest cost	19,849	20,561	2,669	3,041	600	705
Employee contributions	4,268	4,490	-	-	-	-
Actuarial losses (gains)	(30,706)	63,161	(7,765)	3,812	2,658	(582)
Benefits paid	(19,595)	(20,339)	(2,478)	(2,254)	(2,161)	(1,807)
Disposal of discontinued operations (note 23)	-	(15,100)	-	-	-	-
Curtailment gains (1)	-	(4,108)	-	-	-	-
Benefit obligations, end of year	433,126	447,215	55,691	61,475	20,632	17,207

Change in fair value of plan assets
Fair value of plan assets, beginning of year	355,972	340,445	-	-	-	-
Expected return on plan assets (2)	21,582	20,400	-	-	-	-
Actuarial gains (losses)	14,465	(6,690)	-	-	-	-
Employer contributions	12,368	30,741	2,478	2,254	2,161	1,807
Employee contributions	4,268	4,490	-	-	-	-
Benefits paid	(19,595)	(20,339)	(2,478)	(2,254)	(2,161)	(1,807)
Disposal of discontinued operations (note 23)	-	(13,075)	-	-	-	-
Fair value of plan assets, end of year	389,060	355,972	-	-	-	-

Net defined benefit plan obligations
Benefit obligations	433,126	447,215	55,691	61,475	20,632	17,207
Fair value of plan assets	389,060	355,972	-	-	-	-
Net plan deficits (3)	44,066	91,243	55,691	61,475	20,632	17,207
Unvested past service costs	-	-	(1,675)	(1,923)	-	-
Net defined benefit plan obligations	44,066	91,243	54,016	59,552	20,632	17,207

(1) During the year ended August 31, 2012, the termination of employees under the restructuring initiatives resulted in the elimination, for a significant number of employees, of the right to earn defined benefits and as a result a curtailment occurred.
(2) The actual return on plan assets for the year ended August 31, 2013 was $36.0 million (2012 - $13.7 million).
(3) As at August 31, 2013 and 2012, none of the Company’s pension benefit plans were fully funded.

The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios to earn a long-term investment return that meets the Company’s pension plan obligations.  Active management strategies and style diversification strategies are utilized for the equity portfolios in anticipation of realizing investment returns in excess of market indices.  The compensation and pension committee, composed of certain members of the Company’s Board, is appointed by the Board to oversee and monitor the management and overall governance of the pension and retirement plans sponsored and administered by the Company.  The compensation and pension committee, among other things, oversees the investment strategy for the pension plan assets, including adopting the Company’s investment policy and monitoring compliance with the policy, appoints the investment fund managers and reviews their performance. The utilization of investment fund managers who adopt different style mandates allows the Company to achieve a diversified portfolio and reduce portfolio risks.

The Company's investment policy addresses the permitted and prohibited investments for the plan assets including restrictions on the fixed income quality, and quantity of investments in various asset classes as follows:

●
The fixed income quality restrictions include a minimum rating of “BBB” from the Dominion Bond Rating Services or equivalent for bonds and debentures; a minimum rating of “R-1” from the Dominion Bond Rating Services or equivalent for short-term investments; and a minimum rating of “P-1” or equivalent for preferred stock.

●
The quantity of investments allowed in various asset classes ranges from 5% to 45% and contains restrictions such that no single equity holding shall exceed 10% of the book value of plan assets, no single equity holding shall exceed 15% of the market value of an investment managers equity portfolio, no single equity holding will exceed 30% of the voting shares of any such corporation, no more than 10% of any investment managers bond portfolio may be invested in bonds of any such company other than bonds of the federal government or bonds of any such provincial government with a minimum rating of AA and no more than 15% of the market value of any investment managers bond portfolio may be invested in bonds with a rating of BBB or equivalent.

●
Investment managers are prohibited from making direct investments in resource properties, mortgages, venture capital financing, bonds of foreign issuers, investing in companies for the purposes of managing them, purchasing securities on margin or making short sales.

●	The pension plans are not permitted to directly invest in debt or equity securities of the Company.

The pension benefit plans of the Company have an asset mix as at August 31, 2013 and 2012, as follows:

	As at August 31, 2013	As at August 31, 2012	Target	Fair value hierarchy

Canadian equities	33%	30%	30%	Level 2
Foreign equities	32%	30%	30%	Level 2
Fixed income	35%	40%	40%	Level 2
Cash	0%	0%	0%	Level 1

The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss from continuing operations in the consolidated statements of operations for the years ended August 31, 2013, 2012 and 2011 are as follows:

	Pension benefits			Post-retirement benefits			Other long-term employee benefits			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011

Current service cost	12,095	10,101	11,924	1,790	1,752	1,812	2,328	2,311	2,046	16,213	14,164	15,782
Past service costs	-	-	-	248	248	120	-	-	-	248	248	120
Net actuarial losses (gains)	-	-	-	-	-	-	2,658	(582)	(1,955)	2,658	(582)	(1,955)
Interest cost	19,849	20,357	20,221	2,669	3,041	2,903	600	705	744	23,118	24,103	23,868
Expected return on plan assets	(21,582)	(20,203)	(20,897)	-	-	-	-	-	-	(21,582)	(20,203)	(20,897)
Curtailment gains	-	(4,108)	(1,878)	-	-	(1,788)	-	-	-	-	(4,108)	(3,666)
Net defined benefit plan expense (1)	10,362	6,147	9,370	4,707	5,041	3,047	5,586	2,434	835	20,655	13,622	13,252
Employer contributions to defined
contribution plans	3,833	4,412	4,675	-	-	-	-	-	-	3,833	4,412	4,675
Total plan expense	14,195	10,559	14,045	4,707	5,041	3,047	5,586	2,434	835	24,488	18,034	17,927

(1) During the year ended August 31, 2013, there was an arbitrator’s ruling against the Company that resulted in a change to benefits provided under an other long-term employee benefit plan.  As a result the Company recorded an expense for the year ended August 31, 2013 of $2.3 million, consisting of actuarial losses of $1.8 million and cash costs of $0.5 million, which is included in restructuring and other items in the consolidated statement of operations.   All other current service costs, past service costs and net actuarial losses related to other long-term employee benefits are included in compensation expense in the consolidated statements of operations.  Interest cost and expected return on plan assets are included in net financing expense relating to employee benefit plans in the consolidated statements of operations.

Actuarial gains and losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the consolidated statements of comprehensive income (loss) for the years ended August 31, 2013, 2012 and 2011 are as follows:

	Pension benefits			Post-retirement benefits			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Other comprehensive income (loss) from continuing operations
Net actuarial gains (losses) on employee benefits	45,171	(68,945)	16,029	7,765	(3,812)	676	52,936	(72,757)	16,705
Gain (loss) on minimum funding liability of employee benefits	-	4,146	(4,146)	-	-	-	-	4,146	(4,146)
Other comprehensive loss from discontinued operations
Net actuarial gains (losses) on employee benefits	-	(906)	556	-	-	-	-	(906)	556
Net actuarial gains (losses) recognized in other comprehensive income (loss)	45,171	(65,705)	12,439	7,765	(3,812)	676	52,936	(69,517)	13,115

The cumulative actuarial losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized directly in deficit in the consolidated statement of financial position as at August 31, 2013 are as follows:

2013

Cumulative actuarial losses recognized directly in deficit, August 31, 2012	(61,715)
Net actuarial gains recognized in other comprehensive income and deficit	52,936
Cumulative actuarial losses recognized directly in deficit, August 31, 2013	(8,779)

Significant actuarial assumptions in measuring the Company’s benefit obligations as at August 31, 2013 and 2012 and employee benefit plan expense for the years ended August 31, 2013, 2012 and 2011, are as follows:

	Pension benefits			Post-retirement benefits			Other long-term employee benefits

	2013	2012		2013	2012		2013	2012
Benefit obligations
Discount rate	4.70%	4.35%		4.65%	4.30%		3.80%	3.35%
Rate of compensation
increase	2.75%	2.75%		2.75%	2.75%		5.00%	2.75%

	2013	2012	2011	2013	2012	2011	2013	2012	2011
Benefit plan expense
Discount rate	4.35%	5.45%	5.30%	4.30%	5.45%	5.40%	3.35%	4.50%	4.40%
Expected long-term rate of
return on pension plan assets	6.00%	6.00%	6.70%	-	-	-	-	-	-
Rate of compensation increase	2.75%	3.25%	3.70%	2.75%	3.25%	3.70%	2.75%	3.10%	3.70%

The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post-retirement benefit health and life plans were 8.0% for medical, to an ultimate rate of 4.5% over 14 years to 2027.  A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs, and the benefit obligation by $0.5 million and $5.3 million, respectively.  A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs, and the benefit obligation by $0.4 million and $4.4 million, respectively.

The most recently filed actuarial funding valuation for the most significant of the pension benefit plans, which makes up substantially the entire net defined benefit obligation, was as of December 31, 2012.  The Company’s most recent valuations for all of the pension benefit plans indicated they had an aggregate going concern unfunded liability of $3.2 million and a wind up deficiency (which assumes that the pension plans terminate on their actuarial valuation date) of $143.3 million.  The Company expects to contribute $20.6 million (including special payments of $12.4 million) to its defined benefit pension plans, $2.2 million to its post-retirement benefit plans and $2.5 million to its other long-term employee benefit plans for the year ending August 31, 2014.  The Company’s next required valuation will be as at December 31, 2013 and must be complete by September 30, 2014.

14.  CAPITAL STOCK

The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbols PNC.A for its Class C voting shares (“Voting Shares”) and PNC.B for its Class NC variable voting shares (“Variable Voting Shares”).

Authorized capital stock

The Company’s authorized capital stock consists of two classes; Voting Shares and Variable Voting Shares.  The Company is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares.

Voting Shares

Holders of the Voting Shares shall be entitled to one vote at all meetings of shareholders of the Company.  The Voting Shares and Variable Voting Shares rank equally on a per share basis in respect of dividends and distributions of capital.

A Voting Share shall be converted into one Variable Voting Share automatically if a Voting Share becomes held or beneficially owned or controlled, by a person who is a citizen or subject of a country other than Canada. In addition to the automatic conversion feature, a holder of Voting Shares shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis.

Variable Voting Shares

The Variable Voting Shares have identical terms as the Voting Shares and rank equally with respect to voting, dividends and distribution of capital, except that Variable Voting Shares shall not carry one vote per Variable Voting Share if:

(a)          the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding shares; or

(b)          the total number of votes that may be cast by, or on behalf of, holders of Variable Voting Shares present at any meeting of holders of Shares exceeds 49.9% of the total number of votes that may be cast by all holders of Shares present and entitled to vote at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically to equal the maximum permitted vote per Variable Voting Share.

Postmedia Rights Plan

Under the Postmedia Rights Plan, one right has been issued by Postmedia in respect of each Voting Share and Variable Voting Share. A right shall become exercisable upon a person, including any party related to it, acquiring or attempting to acquire beneficial ownership of 20% or more of the outstanding shares of a class without complying with the “Permitted Bid” provisions of the Postmedia Rights Plan. For purposes of determining beneficial ownership under the Postmedia Rights Plan, Variable Voting Shares beneficially owned or controlled by a person or subject of Canada are deemed to also include the Voting Shares into which such Variable Voting Shares could be converted.  Should such an acquisition occur or be announced, subject to all other provisions of the Postmedia Rights Plan, each right will entitle the holder to purchase from Postmedia additional shares at a 90% discount to the prevailing market price. This purchase could cause substantial dilution to the person or group of persons attempting to acquire control of Postmedia, other than by way of a Permitted Bid. The Board has discretion to waive the application of the Postmedia Rights Plan, and to amend the Postmedia Rights Plan at any time, or redeem the rights for $0.000001 per right.

The rights expire on the earliest of the Annual Shareholder meeting in the year 2014 and the termination of the rights pursuant to the Postmedia Rights Plan, unless redeemed before such time. If the application of the Postmedia Rights Plan is waived by the Board or a take-over bid is structured as a Permitted Bid, the rights will not become exercisable. Permitted Bids under the Rights Plan must be made to all shareholders for all of their Voting Shares and Variable Voting Shares, must be open for acceptance for a minimum of 60 days, and must otherwise comply with the Permitted Bid provisions of the Postmedia Rights Plan.

Issued and outstanding capital stock

	Voting Shares		Variable Voting Shares		Total Shares
	Number	$ 000's	Number	$ 000's	Number	$ 000's
Balance as of September 1, 2010	3,686,779	33,931	36,636,391	337,201	40,323,170	371,132
Conversions	(2,595,664)	(23,889)	2,595,664	23,889	-	-
Balance as of August 31, 2011	1,091,115	10,042	39,232,055	361,090	40,323,170	371,132
Conversions	211,615	1,960	(211,615)	(1,960)	-	-
Balance as of August 31, 2012	1,302,730	12,002	39,020,440	359,130	40,323,170	371,132
Conversions	(227,698)	(2,108)	227,698	2,108	-	-
Cancellations (1)	(92,971)	-	(20,580)	-	(113,551)	-
Balance as of August 31, 2013	982,061	9,894	39,227,558	361,238	40,209,619	371,132

(1) On December 7, 2012 the Company cancelled, for no consideration, 92,971 Voting Shares and 20,580 Variable Voting Shares that were held in trust by the court appointed monitor of the Canwest LP Companies Creditors Arrangement Act filing.

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted earnings (loss) per share for the years ended August 31, 2013, 2012 and 2011. No reconciling items in the computation of net loss exist.

	2013	2012	2011
Basic weighted average shares outstanding during the period	40,239,796	40,323,170	40,323,170
Dilutive effect of RSUs	-	-	-
Diluted weighted average shares outstanding during the period	40,239,796	40,323,170	40,323,170

Options and RSUs outstanding which are anti-dilutive	1,288,000	1,056,000	800,000

15.  SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

The maximum number of options available for issuance under the Option Plan is 3.0 million and shall not exceed 10% of the Company’s issued and outstanding shares. The issued options entitle the holder to acquire one share of the Company at an exercise price no less than the fair value of a share at the date of grant, of which fair value is determined to be the volume-weighted average trading price of the Voting Shares on the TSX for the five trading days immediately preceding the issuance of such options.  The issued options vest as follows: 20% immediately with the remainder vesting evenly over 4 years on the anniversary date of the date of grant.  Each option may be exercised during a period not exceeding 10 years from the date of grant.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the years ended August 31, 2013, 2012 and 2011:

	2013		2012		2011
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance beginning of year	1,480,000	$8.74	1,280,000	$9.85	-	$-
Granted	-	$-	600,000	$6.43	1,400,000	$9.85
Forfeited	(128,000)	$(8.57)	(184,000)	$(9.40)	(120,000)	$(9.85)
Cancelled	(144,000)	$(9.28)	(216,000)	$(8.33)	-	$-
Balance end of year	1,208,000	$8.69	1,480,000	$8.74	1,280,000	$9.85

Vested options at end of year - exercisable	808,000	$9.14	696,000	$9.38	560,000	$9.85

During the year ended August 31, 2013, the Company recorded compensation expense relating to the Option Plan of $0.5 million (2012 - $1.2 million) (2011 - $1.3 million), with an offsetting credit to contributed surplus.

Total unrecognized compensation expense is $0.4 million, which is expected to be recognized over the next three years.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The maximum aggregate number of RSUs issuable pursuant to the RSU Plan outstanding at any time shall not exceed 0.6 million Voting Shares or Variable Voting Shares (“Shares”) of the Company. The RSU Plan is administered by the Board.

Each RSU will be settled for one Share, without payment of additional consideration, after such RSU has vested; however, at any time, a participant may request in writing, upon exercising vested RSUs, subject to the consent of the Company, that the Company pay an amount in cash equal to the aggregate current fair market value of the Shares on the date of such exercise in consideration for the surrender by the participant to the Company of the rights to receive Shares under such RSUs.  The Board may in its sole discretion accelerate the vesting date for all or any RSUs for any participant at any time and from time to time.  RSUs are non-transferable. The terms and conditions of RSUs granted under the RSU Plan will be subject to adjustments in certain circumstances, at the discretion of the Board and contain certain conditions regarding the resignation, cessation and termination of participants.

The Company has granted a tandem award that provides a choice to either exercise 0.6 million stock options or 0.6 million RSU’s. Of the tandem award, 0.1 million vested immediately on the date of the grant with the remaining 0.5 million vesting evenly over a four year period on the anniversary date of the date of grant.  As at August 31, 2013, 0.5 million RSU’s had vested (August 31, 2012 – 0.4 million).  The fair value of the tandem award was estimated by using a grant date fair value per share of $9.26.  The fair value of $9.26 per share was based on the per share proceeds received on the initial capitalization of the Company.  The Company granted no RSU’s during the years ended August 31, 2013, 2012 and 2011.  During the year ended August 31, 2013, the Company recorded compensation expense relating to the tandem award of $0.6 million (2012 - $1.1 million) (2011 - $2.2 million), with an offsetting credit to contributed surplus.

As at August 31, 2013, the total number of unvested RSU’s that are expected to vest is 0.1 million (August 31, 2012 – 0.2 million) and the total unrecognized compensation expense related to them is $0.2 million, which is expected to be recognized in the next fiscal year.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

Under the DSU Plan, non-employee directors of the Company are required to elect to receive at least 50% (and may irrevocably elect to receive up to 100%) of their annual fees satisfied in the form of DSUs, and may receive additional grants of DSUs under the DSU Plan.  The number of DSUs to be credited to a director will be calculated, on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the value of a share.  The value of a share will be the volume-weighted average trading price of the Voting Shares for the five trading days immediately preceding the issuance of such DSU’s.  As at August 31, 2013, the fair value per DSU was based on a fair value per share of $1.48 (August 31, 2012 – $0.81).  The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by the Company) will be paid out in cash. The DSUs are generally non-transferable. Whenever cash dividends are paid on the shares of the Company, additional DSUs will be credited to directors.  The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

During the year ended August 31, 2013, the Company granted no DSUs under the DSU Plan.  During the year ended August 31, 2012, the Company issued a nominal amount of DSUs under the DSU Plan which vested immediately upon issuance (2011 - 0.1 million).  During the year ended August 31, 2013, the Company recorded an expense of $0.3 million to compensation expense relating to the DSU Plan (2012 – recovery of $4.8 million) (2011 – expense of $3.5 million), with an offset to other non-current liabilities.  Any changes in the fair value of the DSUs will be reflected in the future through adjustments to compensation expense until such a date as the DSUs are settled in cash.  During the year ended August 31, 2013, the Company settled 62,436 DSUs for $0.1 million in cash and cancelled 41,624 DSUs for no consideration.  There were no such settlements or cancellations during the years ended August 31, 2012 and 2011.

The aggregate carrying value of the DSU Plan liability was $0.4 million as at August 31, 2013 (August 31, 2012 - $0.3 million) and is recorded in other non-current liabilities on the consolidated statement of financial position.

During the year ended August 31, 2013, the Company has recorded compensation expense of $1.4 million (2012 net recovery of - $2.5 million) (2011 expense of –$7.0 million) relating to its share-based compensation and other long-term incentive plans.

16.  INCOME TAXES

Provision for income taxes

The provision for income taxes differs from the amount that would have resulted from applying the statutory tax rate to loss before income taxes for the years ended August 31, 2013, 2012 and 2011 as follows:

	2013	2012	2011
Net loss attributable to equity holders of the Company	(153,829)	(23,222)	(9,589)
Statutory income tax rate based on combined federal and provincial rates	25.98%	26.30%	27.60%
Tax recovery based on statutory tax rates	(39,965)	(6,107)	(2,647)

Effects of:
Non-taxable portion of net capital gains	(43)	(150)	(798)
Non-deductible expenses (non-taxable income)	3,743	(1,334)	872
Non-deductible portion of impairments	13,542	-	-
Non-deductible expense (non-taxable income) on disposition of discontinued operations	-	(701)	-
Tax rate changes on deferred income taxes	(440)	(147)	(341)
Adjustments in respect of prior years	(1,244)	10	(784)
Change in unrecognized deferred income tax assets	24,407	8,217	3,698
Other	-	212	-
Provision for income taxes	-	-	-

The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.  The decrease in the Company’s effective tax rate is due to the changes in both the statutory combined federal and provincial rates and the change in allocation of income taxes to the various jurisdictions in which the Company operates as a result of divestitures and discontinued operations (note 23).

No taxes have been recorded in other comprehensive income (loss) as the associated deferred tax assets have not been recognized.

Deferred income tax

Certain of the Company’s intangible assets have indefinite lives and accordingly, as at August 31, 2013 a deferred income tax liability of $0.7 million is not expected to reverse until the assets are disposed of or become amortizable (August 31, 2012 - $0.7 million).  In addition, as at August 31, 2013 deferred income tax assets of $42.0 million have been recognized to offset other deferred income tax liabilities, primarily related to property and equipment, intangible assets and goodwill (August 31, 2012 - $63.1 million).

As at August 31, 2013 and 2012, the Company has not recognized deferred tax assets in respect of the following:

($ in millions)	2013	2012
Total tax loss carryforwards	238	223
Other deductible temporary differences	135	194
Total deductible temporary differences	373	417
Deferred income tax rate	25.98%	25.80%
Deferred income tax assets	97	108
Deferred income tax liabilities	(42)	(63)
Net deferred income tax assets not recognized	55	45

As at August 31, 2013, the total non-capital tax losses and net-capital losses are as follows:

Year	Tax losses ($ in millions)
Expiring in 2030	35
Expiring in 2031	100
Expiring in 2032	86
Expiring in 2033	13
Total non-capital losses	234
Total net-capital losses (no expiry date)	4
Total loss carryforwards	238

17.  CAPITAL MANAGEMENT

The Company’s capital management objective is to maximize shareholder returns by (a) prioritizing capital expenditures related to the development of digital media products with growth potential, and (b) utilizing the majority of remaining free cash flow for the repayment of debt.  There were no changes in the Company’s approach to capital management during the year ended August 31, 2013.

The Company’s capital structure is composed of equity and long-term debt, less both net assets related to derivative financial instruments and cash.  The capital structure as at August 31, 2013 and 2012 is as follows:

	As at August 31, 2013	As at August 31, 2012

Long-term debt (note 12)	486,880	499,902
Net assets related to derivative financial instruments (note 6)	(16,802)	(5,670)
Cash	(40,812)	(22,189)
Net liabilities	429,266	472,043
Equity	135,908	233,755
Total capital	565,174	705,798

The Company’s capital structure decreased $140.6 million in the year ended August 31, 2013, primarily as a result of long-term debt repayments, the revaluation and settlement of derivative financial instruments and comprehensive loss for the year ended August 31, 2013.

18.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

As a result of the use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risks relating to foreign exchange and interest rate fluctuations.  The enterprise risk management process is managed by a risk oversight committee composed of senior executives of the Company. In order to manage foreign exchange and interest rate risks, the Company uses derivative financial instruments to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal).  Provided there is no change to the hedged items, the Company does not intend to settle the derivative financial instruments prior to their maturity unless contractually obligated to do so (note 12).  These instruments are not held or issued for speculative purposes.

(a)      Foreign currency interest rate swap

The following foreign currency interest rate swap is outstanding at August 31, 2013:

	Period covered	Notional amount	Pay leg - CDN	Receive leg - USD	CDN dollar exchange rate per one US dollar

Derivatives - designated as cash flow hedge
Second-Lien Notes	2010 to 2014	USD $167,500	14.78%	12.50%	1.035

(b)      Fair value of financial instruments

The carrying value and fair value of long-term debt and derivative financial instruments as at August 31, 2013 and 2012 are as follows:

	As at August 31, 2013			As at August 31, 2012

	Carrying value		Fair value	Carrying value		Fair value

Other financial liabilities
Long-term debt	486,880		525,538	499,902		521,694

Derivative financial instruments
Assets
Foreign currency interest rate swap	1,411	(1)	1,411	-		-
Embedded derivatives	16,802	(1)	16,802	24,108	(1)	24,108

Liabilities
Foreign currency interest rate swap	-		-	18,438	(1)	18,438

(1) Net derivative financial instruments asset (Level 3) of $18.2 million (2012 - $5.7 million) are reconciled in the table below.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models.  When the Company uses valuation models, the fair value is estimated using discounted cash flows using market yields or the market value of similar instruments with similar terms and credit risk.

The Company has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring its financial instruments accounted for at fair value in the statement of financial position:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of foreign currency interest rate swaps recognized on the statement of financial position is estimated as per the Company’s valuation models.  These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Company.  Accordingly, financial derivative instruments are classified as level 3 under the fair value hierarchy.

The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including credit risk, volatility and discount factors.

The changes to the fair value of derivative financial instruments (Level 3) for the years ended August 31, 2013 and 2012 are as follows:

	2013	2012

Net asset (liability) net position as at beginning of year (note 6)	5,670	(29,583)
Recognition of embedded derivative (note 12)	-	666
Gain (loss) on derivative financial instruments recognized in the statement of
operations (note 5)	(7,306)	8,632
Gain on cash flow swaps recognized in statement of comprehensive income (loss)	1,914	8,928
Foreign currency exchange gain on cash flow swaps reclassified from accumulated
other comprehensive loss to comprehensive income (loss) (note 6)	11,253	3,245
Loss on cash flow swap reclassified from accumulated other comprehensive loss
to comprehensive income (loss)	(2,294)	-
Cash settlements of derivative financial instruments	8,976	13,782
Net asset (liability) position as at end of year (note 6)	18,213	5,670

(c)      Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

The maximum credit exposure to credit risk at the reporting date is the carrying value of cash, accounts receivable and derivative financial instruments in an asset position.  No collateral is held for any of the counterparties to the above financial assets.

Accounts receivable

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer.  The Company’s sales are widely distributed and the largest amount due from any single customer as at August 31, 2013 is $4.5 million or 5% of receivables (August 31, 2012 – $3.8 million or 4.3%).  The Company establishes an allowance for doubtful accounts when collection is determined to be unlikely based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $3.3 million as at August 31, 2013 (August 31, 2012 - $3.2 million).  As at August 31, 2013, $37.8 million or 46% (2012 - $40.9 million or 51%) of trade accounts receivable is considered past due as per the contractual credit terms and not yet impaired, which is defined as amounts outstanding beyond normal credit terms and conditions for respective customers.  The amount past due relates to a number of independent customers for whom there is no recent history of default.  The aging analysis of these trade receivables based on original invoice terms as at August 31, 2013 and 2012 is as follows:

	As at August 31, 2013	As at August 31, 2012

30 - 90 days	31,454	33,862
Greater than 90 days	6,364	7,073
	37,818	40,935

Changes to the allowance for doubtful accounts for the year ended August 31, 2013 and 2012 are as follows:

	2013	2012

Balance as at beginning of year	3,225	2,699
Provision for doubtful accounts	1,295	3,044
Disposal of discontinued operations (note 23)	-	(1,166)
Write-offs	(1,183)	(1,352)
Balance as at end of year	3,337	3,225

Derivative financial instruments

As a result of the use of derivative financial instruments, the Company is exposed to the risk of non-performance by a third-party.  The Company uses multiple counterparties when entering into derivative contracts to minimize its concentration exposure.  The Company also uses counterparties that have an investment grade credit rating of no less than single “A”.

(d)      Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Company manages this exposure risk by using cash on hand, cash generated from operations, staggered maturities of long-term debt and derivative financial instruments, available borrowings under the ABL Facility, cash flow forecasts and by deferring or eliminating discretionary spending.

Material contractual obligations related to financial instruments include debt repayments, interest on long-term debt and obligations related to derivative instruments, less future receipts on derivative instruments.  These contractual undiscounted obligations and their maturities as at August 31, 2013 are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Accounts payable	10,332	10,332	-	-	-
Accrued liabilities	46,281	46,281	-	-	-
Finance lease	1,560	-	-	-	1,560
Long-term debt (1)	500,833	12,500	25,000	463,333	-
Interest payments (2)	246,120	53,658	103,072	89,390	-
	805,126	122,771	128,072	552,723	1,560
Derivative financial instruments (3)
Cash outflow	198,959	198,959	-	-	-
Cash inflow	(198,425)	(198,425)	-	-	-
	534	534	-	-	-
Total	805,660	123,305	128,072	552,723	1,560

(1) Contractual principal payments of long-term debt are based on foreign exchange rates as at August 31, 2013.
(2) Interest to be paid on long-term debt is based on actual interest rates and foreign exchange rates as at August 31, 2013.
(3) Contractual future disbursements and future receipts, on derivative financial instruments relates to principal and interest payments and receipts on the notional amount of underlying swap based on interest rates and foreign exchange rates as at August 31, 2013.

(e)      Market risk management

Market risk is the risk that changes in market prices due to foreign exchange rates and interest rates will affect the value of the Company’s financial instruments.  The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk
As at August 31, 2013, approximately 56% of the outstanding principal on the Company’s long-term debt is payable in US dollars (August 31, 2012 – 51%).  As at August 31, 2013, the Company has entered into derivative financial instruments to reduce the foreign currency risk exposure on 62% of its US dollar denominated long-term debt (August 31, 2012 – 99%).  As at August 31, 2013, the Company is still exposed to foreign currency risk on the un-hedged portion of the Second-Lien Notes of US$101.1 million (August 31, 2013 – US$3.6 million).

Based on long-term debt and derivative financial instruments outstanding as at August 31, 2013, the estimated sensitivity on income and other comprehensive income for the year ended August 31, 2013, before income taxes, of a change of $0.01 in the period-end exchange rate of a Canadian dollar per one US dollar, holding all other variables constant is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.01
Gain (loss) on valuation and translation of financial
instruments and derivative financial instruments	(1,011)	129

Decrease of $0.01
Gain (loss) on valuation and translation of financial
instruments and derivative financial instruments	1,011	(129)

Interest rate risk

The Company’s ABL Facility bears interest at floating rates while the First-Lien Notes and Second-Lien Notes bear interest at fixed rates.  Therefore, changes in interest rates will only expose the Company to interest rate risk on the portion of the ABL Facility that is drawn, if any, at the time of the interest rate change.  As at August 31, 2013, the ABL Facility was undrawn (August 31, 2012 – nil) and as a result the Company is not subject to interest rate risk.  During the year ended August 31, 2013, a 100 basis point increase or decrease in interest rates on long-term debt, with all other variables held constant, would have had no impact on interest expense.

Based on the foreign currency interest rate swap outstanding as at August 31, 2013, the estimated sensitivity on other comprehensive income of a 100 basis-point change in the discount rate used to calculate the fair value, holding all other variables constant, would have increased or decreased other comprehensive income by a nominal amount.

19.  COMMITMENTS

The Company has entered into various operating lease agreements for property, office equipment and vehicles and has various other commitments.  Aggregate future minimum payments under the terms of these commitments are as follows:

2014	25,081
2015	21,141
2016	18,228
2017	16,238
2018	10,589
Thereafter	50,163

20.  RELATED PARTY TRANSACTIONS

Key management personnel include the Company’s senior management and all members of the Board.  Key management personnel compensation for the years ended August 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Salaries and short-term benefits	4,332	3,676	5,277
Share-based compensation	1,250	(2,911)	7,021
Termination and other benefits	-	-	988
Total compensation	5,582	765	13,286

21.  STATEMENT OF CASH FLOWS

The following amounts compose the net change in non-cash operating accounts included in cash flows from operating activities in the consolidated statement of cash flows for the years ended August 31, 2013, 2012 and 2011:

	2013	2012	2011
Accounts receivable	8,308	10,631	(2,160)
Inventory	595	1,437	353
Prepaid expenses and other assets	380	5,242	(1,055)
Accounts payable, accrued liabilities and provisions	(1,441)	16,049	(24,829)
Deferred revenue	(1,270)	(2,377)	(1,602)
Other	(1,005)	(217)	478
Changes in non-cash operating accounts	5,567	30,765	(28,815)

22.  SEGMENT INFORMATION

During the year ended August 31, 2013, the Company amended its operating segments to reflect its change to a functional reporting structure which resulted in the elimination of publishers at its individual newspapers and the creation of Senior Vice President roles which will be responsible for specific functions across the entire business (the “Reorganization”).  Prior to the Reorganization, the Company disclosed separately the results of both the Newspaper operating segment and an All other category which included other business activities and an operating segment which was not separately reportable.  As a result of the changes to the reporting structure the All other category is now included in the Newspaper operating segment.  Changes in reporting segments are to be applied retroactively; so because the Company now operates in only one operating segment there is no segment information to disclose other than required entity-wide disclosures.  The Newspaper segment publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com network, each newspaper’s online website and Infomart, the Company’s media monitoring service.  Its revenue is primarily from advertising and circulation/subscription revenue.

Included within digital revenue in the consolidated statements of operations during the year ended August 31, 2013 is advertising revenue of $63.7 million (2012 - $62.1 million) (2011 - $60.6 million) and circulation/subscription revenue of $27.9 million (2012 - $27.0 million) (2011 - $26.5 million).  Accordingly, aggregate print and digital revenue from advertising for the year ended August 31, 2013 was $509.2 million (2012 - $577.1 million) (2011 - $634.5 million) and aggregate print and digital revenue from circulation/subscription was $223.8 million (2012 - $236.2 million) (2011 - $245.8 million).

23.  DIVESTITURES AND DISCONTINUED OPERATIONS

On October 18, 2011, the Company entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties.  The Disposed Properties were all within the Newspaper segment.  On November 30, 2011, the Company completed the Transaction.  As a result of the Transaction, the Company has presented the results of the Disposed Properties as discontinued operations.

Details of the Transaction and the gain on sale of discontinued operations are as follows:

Consideration (1)
Purchase price	86,500
Working capital adjustment and other items	1,450
Transaction costs	(610)
Net proceeds	87,340

Carrying value of net assets disposed
Current Assets
Accounts receivable	17,023
Inventory	568
Prepaid expenses and other assets	428
Non-Current Assets
Property and equipment	27,333
Other assets	804
Intangible assets	25,231
Goodwill	12,593
Total assets	83,980
Current Liabilities
Accounts payable and accrued liabilities	9,485
Deferred revenue	2,202
Non-Current Liabilities
Other non-current liabilities	2,062
Total liabilities	13,749
Carrying value of net assets disposed	70,231

Gain on sale of discontinued operations, net of tax of nil	17,109

(1) In accordance with the terms and conditions of the Term Loan Facility on November 30, 2011, the Company was required to repay amounts outstanding with the net proceeds of the Transaction (note 12).

Net earnings from discontinued operations for the year ended August 31, 2012 and 2011, are summarized as follows:

	2012 (1)	2011
Revenues
Print advertising	27,090	100,531
Print circulation	3,495	14,688
Digital	956	3,232
Other	535	1,786
Total revenues	32,076	120,237
Expenses
Compensation	12,756	50,026
Newsprint	1,218	4,702
Distribution	5,117	20,218
Other operating	7,611	28,415
Operating income before depreciation, amortization
and restructuring	5,374	16,876
Depreciation	163	2,184
Amortization	55	684
Restructuring and other items	57	3,397
Operating income	5,099	10,611
Interest expense (2)	8,148	8,031
Net financing expense related to employee benefit plans	7	17
Gain on disposal of property and equipment	-	(1)
Foreign currency exchange gains	-	(1)
Gain on sale of discontinued operations	(17,109)	-
Earnings before income taxes	14,053	2,565
Provision for income taxes	-	-
Net earnings from discontinued operations	14,053	2,565

(1)  The Transaction was completed on November 30, 2011, as a result net earnings from discontinued operations for the year ended August 31, 2012 relate only to the three months ended November 30, 2011.
(2)  The Company had allocated interest expense to discontinued operations representing the portion of interest expense related to the Term Loan Facility that was repaid as a result of the Transaction.  During the year ended  August 31, 2012, the Company allocated interest expense of $1.8 million to discontinued operations (2011 - $8.0 million).  In addition, during the year ended August 31, 2012, the repayment of the Term Loan Facility with the proceeds of the Transaction resulted in additional interest expense representing an acceleration of unamortized financing fees and discounts of which $6.4 million had been allocated to discontinued operations.

Cash flows from discontinued operations for the years ended August 31, 2012 and 2011 are summarized as follows:

	2012 (1)	2011
Cash flows from operating activities	2,275	987
Cash flows from investing activities (2)	(2,275)	(987)
Cash flows from financing activities	-	-
Cash flows from discontinued operations	-	-

(1)  The Transaction was completed on November 30, 2011, as a result cash flows from discontinued operations for the year ended August 31, 2012 relate only to the three months ended November 30, 2011.
(2)  The cash flows from discontinued operations were transferred to the Company through a centralized cash management system resulting in cash flows from discontinued operations for the years ended August 31, 2012 and 2011 of nil.

24.  SUBSEQUENT EVENT

On September 9, 2013, the Company announced its intention to sell two of its real estate holdings.  The net proceeds from these potential sales will be used to make an offer to redeem an equal amount of First-Lien Notes.  The Company also entered into a print outsourcing agreement for the production of one of its newspapers, beginning November 2013.